EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

Omnicare, Inc. and Subsidiary Companies

Unaudited

(In thousands, except ratio)

	Three Months Ended June 30,				Six Months Ended June 30,
	2005		2004		2005		2004
Income before Income Taxes	$98,503		$95,955		$191,300		$195,883
Add Fixed Charges:
Interest Expense	19,295		16,057		38,041		31,618
Amortization of Debt Expense	1,144		1,186		2,317		2,337
Interest Portion of Rent Expense	4,125		3,675		8,503		7,130
Adjusted Income	$123,067		$116,873		$240,161		$236,968

Fixed Charges:
Interest Expense	$19,295		$16,057		$38,041		$31,618
Amortization of Debt Expense	1,144		1,186		2,317		2,337
Interest Portion of Rent Expense	4,125		3,675		8,503		7,130
Fixed Charges	$24,564		$20,918		$48,861		$41,085

Ratio of Earnings to Fixed Charges(1)	5.0	x	5.6	x	4.9	x	5.8	x

(1)

The ratio of earnings to fixed charges has been computed by adding income before taxes and fixed charges to derive adjusted income, and dividing adjusted income by fixed charges. Fixed charges consist of interest expense on debt (including the amortization of debt expense) and one-third (the proportion deemed representative of the interest portion) of rent expense.